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                             January 5, 2021

       Owen Hughes
       President and Chief Executive Officer
       Cullinan Oncology, LLC
       One Main Street
       Suite 520
       Cambridge, MA 02142

                                                        Re: Cullinan Oncology,
LLC
                                                            Amendment No. 2 to
Registration Statement on From S-1
                                                            Filed January 4,
2021
                                                            File No. 333-251512

       Dear Mr. Hughes:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Notes to Condensed Consolidated Financial Statements
       (13) Subsequent Events, page F-51

   1. You disclose on page F-32 that the board of directors determined that the fair market value of a common stock
unit would be $0.61. Please update your disclosure to clarify that the retrospective
valuation as of October 30, 2020 increased the fair value of a common unit to $1.16, as well
as the extent to which such amounts are pre-split versus post-split.
                                                        Revise this note or
elsewhere in your document as appropriate to quantify the amount of the stock compensation
expense you expect to recognize for these equity instruments in
                                                        2020.
 Owen Hughes
Cullinan Oncology, LLC
January 5, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameOwen Hughes
                                                           Division of
Corporation Finance
Comapany NameCullinan Oncology, LLC
                                                           Office of Life
Sciences
January 5, 2021 Page 2
cc:       Gabriela Morales-Rivera
FirstName LastName